EXHIBIT 99.1

Endeavour Silver Completes Acquisition of Bruner Gold Project in Nye County, Nevada

VANCOUVER, British Columbia, Sept. 01, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) (“Endeavour”) is pleased to announce that it has completed the acquisition of the Bruner Property, located in Nye County, Nevada, from Canamex Gold Corp. (“Canamex”) (see news release dated July 19, 2021). Endeavour paid US$10 million in cash for 100% of the Bruner Gold Project which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

The Bruner Gold Project is an exploration and development stage project located approximately 180 kilometres (km) southeast of Reno, Nevada. Gold was originally discovered in the district in 1906 and saw intermittent historic mining between 1906 and 1998. Recent exploration activities by previous operators included mapping, drilling, geophysical surveys and sampling culminating in a mineral resource estimate in 2015 and a preliminary economic assessment in 2017 outlining a low capital cost, open pit, heap leach operation.

A historic resource estimate of 342,000 ounces of gold contained in 17.5 million tonnes (t) grading 0.61 grams per tonne (gpt) in three zones, Paymaster, HRA and Penelas was prepared for Canamex in a technical report dated January 22, 2018 titled “NI 43-101 Technical Report on the Bruner Gold Project, Updated Preliminary Economic Assessment, Nye County, Nevada, USA” by Welsh Hagen Associates. A Qualified Person has not done sufficient work for Endeavour to classify the historical estimate as a current mineral resource or mineral reserve. Endeavour is not treating the historical estimate as a current mineral resource or mineral reserve, has not verified the historical resource estimate and is not relying on it. Endeavour plans to “twin” certain drill holes and conduct a drilling program to upgrade the historical estimate as a current mineral resource. Activities in Q4, 2021 will focus on surface work and data compilation and in 2022, Endeavour anticipates recommencing exploration work on high priority targets.

Endeavour CEO Dan Dickson commented, “We are pleased to add an advanced precious metals property to our project pipeline. Bruner should be an accretive acquisition for our five-year strategic plan to become a premier senior silver producer, with potential for exploration discoveries, district acquisitions, near-term production, and organic growth.

“We will provide a formal market update in our 2022 annual guidance on our exploration plans for the Bruner project. Our exploration team will focus initially on verifying the historic resources, then turn its attention to the many exploration targets on the Bruner Property. We look forward to unlocking the full potential of the Bruner Property with the goal of building a new mining operation in another historic mining district in Nevada.

“In the short term, our attention is on the Terronera Project, as we are nearing the completion of the Feasibility Study and we look forward to releasing the results.”

Dale Mah, B.Sc., P.Geo., Endeavour's Vice President Corporate Development, is the Qualified Person who reviewed and approved this news release.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s strategic plans for the Bruner Property, timing and completion of the Terronera Project Feasibility Study, timing and expectations for the Company’s exploration and drilling programs, estimates of mineralization from drilling, geological information projected from sampling results and the potential quantities and grades of the target zones. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; accuracy of assay results; geological interpretations from drilling results, timing and amount of capital expenditures; performance of available laboratory and other related services; future operating costs; and the historical basis for current estimates of potential quantities and grades of target zones. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities and development of mineral properties; the interpretation and uncertainties of drilling results and other geological data; maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project costs overruns or unanticipated costs and expenses; availability of funds; failure to delineate potential quantities and grades of the target zones based on historical data, and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.